EXHIBIT 12


                         KERR-McGEE CORPORATION AND SUBSIDIARY COMPANIES
                       COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)



(In millions of dollars)         1996      1995      1994      1993      1992
                                 ----      ----      ----      ----      ----

Income (loss) from
   continuing operations         $220      $(24)     $ 69      $ 95      $(12)

Add -
   Provision (benefit) for
      income taxes                103       (45)       30        54       (23)
   Interest expense                52        61        58        45        64
   Rental expense representa-
      tive of interest factor       5         4         4         4         5
                                 ----      ----      ----     -----      ----

         Earnings                $380      $ (4)     $161      $198      $ 34
                                 ====      ====      ====      ====      ====

Fixed Charges -
   Interest expense              $ 52      $ 61      $ 58      $ 45      $ 64
   Rental expense representa-
      tive of interest factor       5         4         4         4         5
   Interest capitalized             9        11        10        20        15
                                 ----      ----      ----      ----      ----

         Total fixed charges     $ 66      $ 76      $ 72      $ 69      $ 84
                                 ====      ====      ====      ====      ====

Ratio of earnings to fixed
   charges                        5.8         -(2)    2.2       2.9         -(2)
                                 ====      ====      ====     =====      ====



(1)The computation of the ratio of earnings to fixed charges has been restated to conform with the current year's presentation.

(2)Earnings  were  inadequate   to  cover  fixed  charges by $80 million and $50
   million in 1995 and 1992, respectively.